Exhibit 11.01 Code of Ethics and Conduct This is how we roll.

PALAVRA DOS CEO’S Hello VTEXer, Over the past 20 years, we have transformed the Digital Commerce industry by questioning the predictable ways of serving this market and acting with integrity and authenticity in our actions. As we become a global company supporting the operations of major brands in their industry, it is necessary to have a common language guiding our words and actions to build a new future for commerce. This Code of Ethics and Conduct represents a necessary step towards this future. It is an evolution of our culture, reaffirming our commitment to accelerate the transformation of commerce without losing the values and principles that brought us here. You will find a set of principles and guidelines that will help all of us, no matter your position or the location where you work, to act with the necessary responsibility and integrity to continue building the positive changes we want for our ecosystem. Just like our culture, this Code must be nurtured in the daily activities and decisions we take within our work environment. Only then can we together lead the way in building a new future for VTEX and for the Digital Commerce industry for many years to come. We are known for acting from the playing field and leading the transformations we want in the world, we invite you to also act with ethics, responsibility, and integrity to be the example of the positive changes we want for our ecosystem. Mariano and Geraldo CEOs of VTEX

Welcome to VTEX's Code of Ethics and Conduct VTEX's mission is to accelerate the transformation of In summary, we believe that the main objective of this Code of commerce, and each of us plays an important role in this Ethics and Conduct is to bring together the main guidelines of scenario. VTEX so that VTEXers know the standard of conduct expected in decision-making and feel more comfortable and secure in For us to succeed in this mission, it is important that all carrying out their activities in a transparent manner. VTEXers are aligned with the same principles and values. This Code has a comprehensive proposal, but it does not The guidelines of this Code represent the commitment that exhaust all situations that may arise. Therefore, whenever there each one of us assumes in relation to responsible, ethical is any doubt, please contact your leader or the Compliance and respectful behavior towards all employees, team at ethics@vtex.com.br. collaborators and interested parties. VTEX encourages its employees to always consult this Here you will find the main guidelines to guide your daily document, incorporate its principles into their work routine and life and follow the correct procedures within the company. encourage their colleagues to do the same.

VTEXer, this Code of Ethics and Conduct was made for you! Regardless of your position, function or seniority, our code of conduct applies to all VTEXers. We expect and encourage everyone to act in accordance with the law and our Code of Ethics and Conduct. VTEX has a Compliance team that will take appropriate action when it identifies that this Code has been violated.

Content 5. Corporate 1. Introduction 3. Business Citizenship What we value in our conversations Anti-corruption policy Responsibilities: Employees Donations and sponsorship Social Development Responsibilities: Leadership Gifts and hospitality What to do if you have a concern Conflict of interests Environmental responsibility VTEX Ethics Channel Zero tolerance for retaliation Relationship with competitors Relationship with third and partners Information security 2. People Proteção e privacidade de dados Respect, justice and dignity Diversity and inclusion 4. Brand Human rights Building a harassment-free work environment VTEX Assets Political and religious activities Brand and corporate image Alcohol, drugs and weapons Social media

1.Introduction | What we value in our conversations | Responsibilities: Employees | Responsibilities: Leadership | What to do if you have a concern | Zero tolerance for retaliation

What we value in our conversations Integrity We act with integrity — we do what we say — honoring our word and co-creating expectations. Authenticity We are free to be who we really are. By acting authentically we create an environment in which our teams feel free to express themselves and give their inputs and perspectives on our future. Being cause in the transformation We make ourselves responsible for our customer’s success. We give up the right to be a victim and look for opportunities to cause success. Commitment We are committed to something bigger than ourselves. We believe that's the only way to impact society and accelerate commerce transformation. Curiosity We foster in people the curiosity about digital commerce. Our boldness and transformation comes from our commitment to being curious and to be always learning. Código de Ética e Conduta da VTEX | Introdução VTEX Code of Ethics and Conduct | Introduction

Responsibilities Employees ● Read, understand and comply with this Code and other VTEX policies. ● Know and follow our policies and values; as well as communicate if you identify violations of rules, laws, regulations, policies or this Code of Ethics and Conduct. ● Encourage compliance with this Code and cooperate in the investigation of possible violations. ● Provide information requested by the Compliance team. ● Not engage in any potential conflict of interest and act with zero tolerance for corruption. ● Know the internal rules of authority, power and decision-making, in addition to maintaining the secrecy and confidentiality of VTEX's information. Código de Ética e Conduta da VTEX | Introdução VTEX Code of Ethics and Conduct | Introduction

Responsibilities Leadership As for VTEX leaders, we hope that they take on the same responsibilities and that they act as positive role models as well as support their teams, so that they help to: ● Create an environment of mutual respect and inclusiveness, in addition to listening to and responding to the concerns of their team members. ● Do their part to ensure a retaliation-free environment for employee-led reports, in addition to encouraging and helping them to understand and comply with VTEX's standards and values. ● Encourage their team members to report irregularities and be firm in establishing the values and principles adopted by VTEX, recognizing the behavior of those who promote ethical conduct and integrity. VTEX Code of Ethics and Conduct | Introduction

What to do if you have a concern If you're not sure how to act in a given situation, ask yourself: ● Are the actions legal? ● Are the actions consistent with VTEX values? ● Are the actions a good example? ● Would I feel comfortable talking about these actions with colleagues, friends and family? ● Have I asked knowledgeable people for advice so I can make an informed decision? If you answered “no” to any of these questions, a violation of our Code or policies has occurred or may occur and you have a responsibility to report it. The important thing is not to leave your concerns unanswered. We understand that all cases or situations that may occur are not covered by our Code. But we trust that all VTEXers will do the best critical analysis possible to make the right decisions and actions, always respecting our ethics and, at all times, local laws and regulations. That's why you can report your concerns on any of these channels: ● Your direct leadership; ● The Compliance team; and ● Our Ethics Channel. Código de Ética e Conduta da VTEX | Introdução VTEX Code of Ethics and Conduct | Introduction

Zero tolerance for retaliation VTEX does not tolerate or allow its collaborators to retaliate against anyone who reports an infraction or who raises concerns to the Ethics Channel. Retaliation is considered a violation of the VTEX Code of Ethics and Conduct, whether through intimidation, exclusion, humiliation or other forms of harassment against VTEXers who, in good faith, express their concerns about a certain event or decision. Immediately communicate the details of a retaliation to the Compliance team. VTEX Code of Ethics and Conduct | Introduction VTEX Code of Ethics and Conduct | Introduction

2. People | Respect, justice and dignity | Diversity and inclusion | Human rights | Building a harassment-free work environment | Political and religious activities | Alcohol, drugs and guns

What we do: ● We value the equal treatment of all people, with respect and dignity. Respect, justice and ● We value the ideas and opinions of colleagues with no judgment. ● We listen, motivate and support others to reach common goals, valuing their dignity contributions. When we respect and value each other, we grow as a company. We all have a We do not tolerate: role to play in fostering a culture based on mutual respect. ● Physical or verbal behaviors that can be characterized as aggressive, offensive, We treat everyone on the basis of equality, respect and dignity. We hope intimidating, malicious or rude. those who work with us will do the same. We recommend that work decisions be based on merit, exercising our recognition of value. Together, we will make ● Unequal treatment among employees. VTEX a safe place to work. ● Discrimination by race, color, origin, social class, political affiliation, gender, religion, sexual orientation, age, physical appearance and disabilities. Código de Ética e Conduta da VTEX | Pessoas VTEX Code of Ethics and Conduct | People

Diversity and inclusion One of VTEX's missions is to be a reference in diversity in the technology market. As a global company, we have an important role in society to give a voice to everyone in our ecosystem and bring the change we want in the world into our business. We believe that having a diverse team allows us to cultivate multiple ideas and also have multiple visions. We are here to ensure you have the safest and most respectful place possible to be yourself. Our conduct: ● We break prejudices and value differences. ● We support representative initiatives in our organization. ● We work together to build a more inclusive environment, acting as supporters of internal and external change. ● We offer equal opportunity to all VTEXers. Código de Ética e Conduta da VTEX | Pessoas VTEX Code of Ethics and Conduct | People

What we do: ● We maintain a value chain free from labor abuses of any kind. ● We perform due diligence on suppliers, third parties and other interested parties. ● We believe in dignity, respect and justice, everywhere and for everyone. Human rights ● We respect the right of workers to form and join representation groups and unions. We are committed to recognizing human rights on a global scale. We do not tolerate the use of child, forced, bonded or involuntary labor, regardless of where we do business. We continually monitor and assess our value chain to ensure that everyone has safe working conditions and decent working hours, and that no one earns less than a minimum wage sufficient to support them. We do business only with those who respect human rights and comply with labor laws. We do not tolerate: ● Disrespect for fundamental human rights. ● Negligence of our employees in the face of any situation of use of child, forced, slave or involuntary labor. Código de Ética e Conduta da VTEX | Pessoas VTEX Code of Ethics and Conduct | People

What we do: Building a ● We offer a secure channel for the manifestation and communication of inappropriate behavior. harassment-free ● We treat everyone with respect and dignity. ● We listen, motivate and support our employees and encourage them to reach workplace common goals, valuing the contributions of all. ● We encourage all VTEXers to report any inappropriate conduct to the Ethics Channel. VTEX is concerned with maintaining a harmonious work environment and encourages a healthy relationship between its employees. Relationships within the work environment must be based on mutual respect and an appreciation We do not tolerate: of diversity. We do not tolerate conduct that could characterize intimidation, bullying, inappropriate sexual conduct or any other inappropriate behavior. ● Conducts that imply intimidation, discrimination and disrespect. ● Degrading comments about race, sex, national origin, religion, political opinion, age, medical and physical condition, marital status, special needs, pregnancy, sexual orientation, gender or gender identity. Código de Ética e Conduta da VTEX | Pessoas VTEX Code of Ethics and Conduct | People

What we do: ● We respect everyone's convictions. ● We exercise our freedom of speech by promoting inclusive and respectful conversations. ● We refuse to participate in political decision processes that involve VTEX. ● We encourage all employees to report any inappropriate conduct to the Ethics Channel. Political and religious activities We do not tolerate: VTEX follows strict neutrality with regard to politics, religion and philosophy. ● The use of VTEX facilities, equipment or any other assets for political activities. Therefore, VTEX's policy is not to make financial contributions to political ● Political statements on behalf of VTEX or association of VTEX with political visions or candidates, elected representatives, political parties or religious institutions. ideals. VTEX also respects the personal political affiliations of its employees. However, these affiliations cannot affect the activities or image of VTEX, nor ● Using donations for the benefit of the community to hide political contributions. affect the political neutrality of our company. Código de Ética e Conduta da VTEX | Pessoas VTEX Code of Ethics and Conduct | People

Use of alcohol, drugs and weapons ● Only smoke in designated smoking areas in our facilities. ● Never work under the influence of drugs, alcohol or other narcotic substances. ● Never carry weapons of any kind on company premises or in related external activities, except in the case of contracted persons who use weapons as a work tool, who must only carry them after proper identification and authorization. VTEX strives to maintain a safe, healthy and respectful work environment and expects everyone to do the same. So: In VTEX's physical space, consume alcoholic beverages only at events, rituals or celebrations approved and promoted by VTEX, as long as this does not affect the performance of your activities. When an employee is involved in the use, possession, transport or sale of an illegal substance, violating criminal laws, VTEX may inform the appropriate authorities for the appropriate measures in each case. VTEX Code of Ethics and Conduct | People Código de Ética e Conduta da VTEX | Pessoas

3. Business | Anti-corruption policy | Donations and sponsorship | Gifts and hospitality | Conflict of interests | Relationship with competitors | Relationship with third parties and partners | Information security | Data protection and privacy

Anti-corruption laws also apply to individuals who act to encourage payments, meaning anyone who: ● Approve the payment or promise of improper advantage; ● Provide or accept false invoices; ● Transmit payment instructions or promises of improper advantages; Anti-corruption policy ● Hide the payment or promise of improper advantage; ● Consciously cooperate with the act of corruption. VTEX does not tolerate any act of corruption, whether by its employees or third parties acting on its behalf. All VTEXers, including members of the leadership and third parties, are prohibited from To act ethically, we expect everyone to monitor the activities promising, offering, delivering or giving, directly or indirectly, any form of bribe or of others and that: kickback, any undue advantage or anything of value to public officials or related third parties. ● Do not tolerate any business practice that involves promising or granting undue advantages to representatives of our suppliers or partners. Who is considered a public agent? ● Monitor the activities of third parties while performing their activities. Public Agent is any person who provides services to the Government, whether federal, state or municipal, regardless of being directly or indirectly related to the Executive, Judiciary or Legislative powers. In case of doubt whether or not someone is a public official, consult your leader or the Compliance team. If you have any questions or suspect VTEX's involvement in acts of corruption, please report it to our Ethics Channel. VTEX Code of Ethics and Conduct | Business Código de Ética e Conduta da VTEX | Negócios

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Fraud, financial integrity and accounting integrity

VTEX does not allow the registration of transactions that do not correspond to a real and exact financial contribution and carries out internal control and fraud prevention activities.

Generally, fraud is practiced with the purpose of obtaining an undue advantage, often through omission of duties, use of false information and documents, manipulation of systems, breach of trust, etc.

More detailed information on the subject can be found in VTEX Anti-Corruption Policy.

Therefore, everyone must collaborate carefully so that there are no opportunities for these situations to happen:

- Keep accounting books and records in sufficient detail so that you can understand the transactions that correspond to each expense or disposition of assets;
- Under no circumstances alter or hide accounting data, or provide or record false or inaccurate information in VTEX's books and records;
- Incur expenses only after authorization from the competent manager upon proper evidence, reports and controls;
- Protect and store all documents for as long as required by law;
- Refuse and do not provide false or incomplete documents.

In the relationship with the public administration, directly or indirectly, national or foreign, whether to obtain licenses and concessions, permits and the like or in the execution of contracts or in bids or competitions, no undue advantage, bribery, kickback should be offered or the like.

All employees need to be aware of the provisions of local legislation, the principles of public administration and the provisions in norms and public notices.

It is also not allowed for third parties to act on behalf of VTEX to offer undue advantages and it is everyone's duty to seek to mitigate this risk, in order to avoid any punishment to VTEX for acts performed by third parties. It is noteworthy that the allegation of ignorance does not rule out legal punishments on the Organization.

VTEX Code of Ethics and Conduct | **Business**

Donations and sponsorship VTEX prohibits any contributions or donations made in exchange for improper favors or advantages, or to influence decisions of public officials, directly or indirectly, even if the favored entity is a charity. Our contributions and donations must always be approved and documented in advance, and can only be made to legitimate charities or for charitable reasons. All requests for contributions or donations on behalf of VTEX or any company in the group will only be made in writing and will be pending approval by the Compliance Team, which will analyze the suitability of its administrators/representatives, if the institution is involved in acts of corruption and/or other illegal practices and if it has labor and fiscal regularity. After making the contribution, donation or sponsorship, it is recommended to monitor the institution in order to ensure that the donated goods were destined for legitimate and previously informed purposes.

What we do: ● We comply with monetary limits for giving and receiving gifts. ● We only accept or offer gifts and hospitality as a courtesy, with no intention of exerting influence on business relationships. ● We inform the Compliance team of any courtesy received in excess of our monetary limits, or for which the intention of the offer is unethical. Gifts and Hospitality What we don't do: Gifts and hospitality are part of the business, but giving and offering this type ● We do not accept or offer gifts of cash or equivalent. of courtesy must be treated in the right way as they may represent a form of ● We do not provide illegitimate or inappropriate courtesies to third parties to expedite undue advantage and may even characterize corruption. processes, receive favors or influence strategic decisions. If you are offered a gift, hospitality or entertainment, or if you are offering it to someone else, please assess whether you are receiving or offering such a gift More detailed information on the subject can be found in our Gifts and Hospitality Guide. in accordance with the policy requirements of our Code of Ethics. VTEX Code of Ethics and Conduct | Business Código de Ética e Conduta da VTEX | Negócios

Conflict of interests It can occur when an employee has a financial, commercial or personal interest, or an activity that interferes or appears to interfere with the interests of VTEX. There are many situations that are or can be understood as a conflict of interest: ● Suppliers, business partners and clients: contracting must always be carried out in a transparent manner. If any employee has any conflict of interest in relation to any supplier, business partner or client, he/she must immediately inform the Compliance team and shall not participate in the hiring, payment or evaluation process. ● Kinship and intimate relationships: at VTEX we respect the personal and family relationships that connect our employees. However, these close relationships between VTEXers can pose a potential conflict of interest when occurring under the same chain of command or when having influence on projects, performance feedback or evaluations. ● Personal Investments: To protect our business, VTEXers cannot hold interests, which includes employment and positions with decision-making powers, in VTEX competitors, customers or suppliers. VTEX Code of Ethics and Conduct | Business Código de Ética e Conduta da VTEX | Negócios

Conflict of interests ● We are a high-performance team delivering our highest Generates standards and expecting the highest standards from our peers competition around us. This is a precondition of the work environment we ● Self-employed one job ● Part-time freelancer at another and/or labor choose to have, which is why at VTEX, we do not tolerate side ● Advisory Boards risks for VTEX company. commitments that potentially compromise your ability to focus ● Boards, in general ● Attracting customers to other on solving the big problems at VTEX. ● Entrepreneurship in companies technology ● Second full time job as ● Exceptions can be discussed with the alignment of the Developer/ Sales/ Finance/ Compliance Team. Some of them are natural and eventually Partner even desired for you to have. To help VTEXers in that decision, please see the decision make matrix: ● Philanthropic and/ or ● Entrepreneurship in the tech community activities area. ● Faculty/ Graduate Classes ● Mentorship outside of VTEX These activities are not allowed at any point Raises work time and/or mental bandwidth to solve Contact the Compliance Team before moving forward problems No Need to Contact the Compliance Team before moving forward Código de Ética e Conduta da VTEX | Negócios VTEX Code of Ethics and Conduct | Business

Conflict of interests What we do: ● We inform and share with our management, in accordance with our internal processes, any possible conflict of interest that could influence our decisions. ● We inform and share when we are directly or indirectly involved in or have a financial interest or interest in any organization that may be our competitor, customer, or supplier, and also how our position could or would allow us to influence that business relationship. ● Disclose potential or actual conflicts of interest as part of the hiring process. ● Advice from our line manager or the Head of Ethics & Business Integrity (Compliance Officer) on how to deal with a conflict of interest. What we don't do: ● We omit any conflict of interest situation. ● We allow our decisions or actions to be influenced by favoritism, nepotism or preferential treatment. ● We influence the hiring of suppliers, service providers or business partners. ● We accept compensation from any organization, entity or company that has a current business relationship or conflict with VTEX. VTEX Code of Ethics and Conduct | Business VTEX Code of Ethics and Conduct | Business

What we do: Relationship with ● We only collect information about the digital commerce market within the limits allowed by law. Competitors ● We keep records of our meetings with competitors. ● We set our commercial policy and our prices independently of competitors. VTEX is committed to competing fairly and in compliance with applicable laws governing competition and antitrust laws. In order for us to lead the transformation of commerce, we need to adopt business practices that What we don't do: strengthen collective trust and cultivate long-term viability, therefore, VTEX refuses to participate in any anti-competitive activity, always in ● We do not exchange information regarding prices, sales volumes, sales terms compliance with the applicable laws of the countries in which it operates. (including contractual terms), market actions, production capacity or cost structure with competitors. ● We do not discuss, negotiate or enter into agreements with competitors about pricing or dividing markets and/or setting limits on performance with regard to territories, products or customers. ● We do not discuss our trade policies with competitors. VTEX Code of Ethics and Conduct | Business Código de Ética e Conduta da VTEX | Pessoas

Relationship with VTEX works with the help of several other players, sharing knowledge that drives collaborative third parties and commerce. We must keep in mind that the use of third parties can be very risky, especially in relation to corruption and unethical practices. Please remember that we may be held liable for the actions of our third parties. partners What we do: What we don't do: ● We perform due diligence on third ● We establish a business relationship parties and partners before closing any with a supplier, service provider or commercial agreement. business partner that has not undergone due diligence and has ● We guarantee that there is no conflict received all internal approvals. of interest in our relationship with third parties.● We offer or receive gifts and hospitality to third parties and partners that do not ● We record payments made to third comply with our internal guidelines. parties and other parties with accurate and auditable amounts. VTEX Code of Ethics and Conduct | Business Código de Ética e Conduta da VTEX | Negócios

Information security Our information security systems seek to preserve the confidentiality, integrity and availability of information to reduce the risk and impact of potential threats on VTEX's business and operations. Data protection is crucial to preserving our business and ensuring the security of our customers and employees. What we do: What we don't do: ● We work hard to adopt the highest level of cybersecurity related ● We send any work-related data via email address or personal use frameworks and standards, ensuring a safer approach to products and platforms. systems. ● We use public sharing sites to exchange professional documents. ● We help our customers strengthen their cybersecurity practices. ● We access VTEX systems via a public computer. ● We follow strict international standards and properly coordinate with law ● We use our skills, technologies or systems in a way that the interests of enforcement to address cyber threats. employees, customers or investors could be harmed. ● We are on the lookout for suspicious emails and potential threats to the cyber security of our systems. VTEX Code of Ethics and Conduct | Business Código de Ética e Conduta da VTEX | Negócios

Data protection and privacy Personal data is information relating to an individual who is or can be identified. VTEX is committed to protecting personal data stored in information systems by developing and implementing appropriate access and security measures, and we are committed to handling personal data responsibly. We recognize the right to privacy and the protection of personal information as fundamental human rights. What we do: What we don't do: ● We have and promote a culture of privacy. ● We allow unauthorized access, unrestricted sharing, illegal or unsafe use ● We process and treat personal information of personal information. fairly and transparently. ● We share personal data information with ● We work with suppliers/vendors who meet people outside VTEX. data protection requirements and legal requirements. ● We use our knowledge to violate human rights and civil liberties. ● We protect personal information in accordance with applicable laws. ● We run dedicated compliance controls and implementation programs. VTEX Code of Ethics and Conduct | Business Código de Ética e Conduta da VTEX | Negócios

4. Brand | VTEX Assets | Brand and corporate image | Social media

VTEX Assets Some of our employees receive devices such as cell phones and computers to facilitate their work. These resources must be used for VTEX related activities, as the use of these resources for the benefit of other companies or investments is prohibited. Gadgets made available by VTEX must be used exclusively for professional activities, and the same applies to emails, communicators, instant messengers and websites accessed through this equipment. The use of communication equipment and tools can be monitored at any time and for any reason. Thus, we advise that activities such as access to banking sites, social networks, file photos and emails not related to work are carried out using personal equipment. | VTEX Money | Brands | Computers and Software | Data and confidential | Internet network and secret information | Printers and copiers | Furniture and desks | Telephones | Office supplies VTEX Code of Ethics and Conduct | Brand Código de Ética e Conduta da VTEX | Marca

What we do: VTEX Assets ● We act with the attitude of an owner, ensuring that all VTEX assets and resources are well taken care of, avoiding unnecessary expense. ● We use the computer and Internet provided by VTEX for personal reasons only in a timely and moderate manner. ● We record payments made to third parties and other parties with accurate and The use of VTEX's email address (for example, email addresses ending with auditable amounts. “@vtex”), as well as the use of our communication platforms and all the tools that the company provides for each employee must be done exclusively for professional purposes. VTEX, therefore, may have access to information from these tools and What we don't do: platforms and each VTEXer is aware that, at any time, this information may be monitored, accessed and claimed as necessary. ● We do not request any VTEX tools for personal use only. ● We do not appropriate the assets of VTEX or other VTEXers. ● We do not use electronic means provided by VTEX to exchange or store illegal content, to access games or download movies, shows or music without the due copyright. VTEX Code of Ethics and Conduct | Brand Código de Ética e Conduta da VTEX | Marca

Corporate image and brand Technological DNA, commerce expertise and a rebel soul are immutable characteristics that define our very existence as a company and that guide us to new heights. The identity is the materialization of these characteristics and highlights our specialty, intelligence and distinctiveness. It is the personality that we express, not only through our visual communication, but also through our collective and individual behavior. What we do: ● We act as brand ambassadors and behave in accordance with our principles as detailed in this Code. ● We respect our Brand Guide in all our visual communications. ● We respect our External Communication Policy. ● We maintain and protect VTEX's reputation. What we don't do: ● Public statements to the press without the support and consent of the Public Relations team. ● We share classified information (such as text, images, system and platform screenshots, VTEX data) via email, social media or other channels. ● We discuss confidential VTEX information with an external audience. VTEX Code of Ethics and Conduct | Brand Código de Ética e Conduta da VTEX | Marca

What we do: Social media ● We comply with laws and regulations on intellectual property rights, including VTEX respects the right of employees to use social media as a means of self- copyrights and trademarks. expression. However, everything our employees post about VTEX can impact the company's reputation. Likewise, everything that is published online stays ● We only post content that is public and authorized by the Public Relations team. for a long time and, in some cases, cannot be undone. Therefore, social ● We express our individual opinions in an unrelated way to VTEX. media must be used responsibly. Confidential information is considered, among others: What we don't do: ● Specifications, plans and materials developed by VTEXers in carrying out their duties; ● We publish online something that is not yet publicly available to journalists, customers and competitors. ● Information related to customers, suppliers and business partners; ● We post confidential, sensitive or property information. ● Information related to the company's activities and business, such as methods, techniques, financial data, VTEX processes, etc. ● We post comments about people or companies that could be perceived as negative or defamatory. VTEX Code of Ethics and Conduct | Brand Código de Ética e Conduta da VTEX | Marca

5. Corporate Citizenship | Social development | Environmental responsibility | VTEX Ethics Channel

Social development As one of the pillars of our business, we are committed to developing our communities, generating value and knowledge through technology. VTEX prides itself on investing its resources and talents in something that goes beyond our business. We believe in the social impact of our actions and, through our education initiatives, we encourage the promotion of diversity, the training of new talents and the regional development where we operate. Our conduct: ● We are dedicated to the communities in which we operate with reliable long-term commitments. ● We allow employees to easily participate in social initiatives. ● We develop projects to educate people about digital commerce and attract new talent. VTEX Code of Ethics and Conduct | Corporate Citizenship Código de Ética e Conduta da VTEX | Cidadania corporativa

Environmental Responsibility By positioning ourselves as agents of trade transformation, we understand our role as drivers of a culture of sustainability and energy efficiency. Our vision of sustainability is long-term, therefore, it is essential that our corporate strategy of today is guided by concrete actions aimed at a better future. Our conduct: ● We are concerned with minimizing the environmental impact of our operations, especially energy. ● We encourage the responsible use of electricity and water in our offices. ● We properly dispose our waste. VTEX Code of Ethics and Conduct | Corporate Citizenship Código de Ética e Conduta da VTEX | Cidadania corporativa

VTEX Ethics Channel In an environment of freedom and autonomy, we are the agents who build and ensure a healthy environment that prioritizes, above all, ethics and respect. In line with our values and Code, each of us has a responsibility to speak up in case of any misconduct. For this, we created a specific channel: the Ethics Channel. The Channel is hosted by a secure external provider and can be easily accessed by clicking here. All reports received through the Ethics Channel that indicate an irregularity will be investigated by the VTEX Compliance team. If you have made a report anonymously, rest assured that your identity will not be known, and that you will be protected from any form of retaliation.